# UNITED STATES

## SECURITIES AND EXCHANGE COMMISSION
## Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)                                        May 31, 2002

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

| Delaware | 000-33049 | 52-2297449 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

701 Ninth Street, N. W., Washington, D. C                                        20068
(Address of principal executive offices                                        (Zip Code)

Registrant's telephone number, including area code                                        (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 5.     Other Events.

Exhibit 99, attached hereto, is hereby incorporated by reference.

Item 7.     Financial Statements and Exhibits.
(c) Exhibits

| Exhibit No. | Description of Exhibit | Reference |
|---|---|---|
| 99 | Joint Press Release of Potomac Electric Power Company and Conectiv dated as of May 31, 2002. | Filed herewith. |

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Potomac Electric Power Company
(Registrant)

By:     D.R. WRAASE
Dennis R. Wraase
President

May 31, 2002
    DATE